Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain important terms of capital stock of Guild Holdings Company (“Guild,” the “Company,” “we,” “us,” “our”) as well as provisions included in our amended and restated certificate of incorporation and  amended and restated bylaws. This description is not complete and is qualified by reference to the full text of our certificate of incorporation and bylaws, the forms of which are filed as exhibits to this Annual Report on Form 10-K. You should read our certificate of incorporation and bylaws, as well as the applicable provisions of the Delaware General Corporation Law (“DGCL”).

General

Our authorized capital stock consists of 250,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

We have 19,666,981 shares of our Class A common stock issued and outstanding, 40,333,019 shares of our Class B common stock issued and outstanding and no shares of our preferred stock issued and outstanding.

Common Stock

Voting

The holders of shares of our Class A common stock and shares of our Class B common stock vote together as a single class on all matters submitted to stockholders for their vote or approval, except (i) as required by applicable law or (ii) any amendment (including by merger, consolidation, reorganization or similar event) to our certificate of incorporation that would affect the rights of holders of shares of our Class A common stock in a manner that is disproportionately adverse compared to the rights of holders of shares of our Class B common stock, or vice versa, in which case the holders of shares of our Class A common stock or the holders of shares of our Class B common stock, as applicable, will vote together as a class. Holders of shares of our Class A common stock are entitled to one vote on all matters submitted to stockholders for their vote or approval and holders of shares of our Class B common stock are entitled to 10 votes on all matters submitted to stockholders for their vote or approval.

McCarthy Capital Mortgage Investors, LLC (“MCMI”) owns 100% of the issued and outstanding shares of our Class B common stock and controls approximately 95.4% of the combined voting power of our outstanding common stock. Accordingly, MCMI controls our business policies and affairs and can control any action requiring the general approval of our stockholders, including the election of our Board of Directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer or prevent a change of control of the Company or impede a merger, takeover or other business combination that may otherwise be attractive to us or our other stockholders.

Dividends

The holders of shares of our Class A common stock and the holders of shares of our Class B common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of legally available funds. Under our certificate of incorporation, dividends may not be declared or paid in respect of shares of our Class B common stock unless they are declared or paid in the same amount and same type of cash or property (or combination thereof) in respect of shares of our Class A common stock, and vice versa.

With respect to stock dividends, holders of shares of our Class B common stock must receive shares of our Class B common stock while holders of shares of our Class A common stock must receive shares of our Class A common stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of shares of our Class A common stock and the holders of shares of our Class B common stock are entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Conversion, Transferability and Exchange

Our certificate of incorporation provides that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of our Class A common stock. Our certificate of incorporation further provides that each share of our Class B common stock will automatically convert into one share of our Class A common stock immediately prior to any transfer of such share except for certain transfers described in our certificate of incorporation, including transfers to and among the McCarthy Investors, as defined in our certificate of incorporation. In addition, each share of our Class B common stock will automatically convert into one share of our Class A common stock if the McCarthy Investors own shares of our Class B common stock representing less than 10% of the aggregate number of shares of our issued and outstanding common stock. Except as set forth above, shares of our Class B common stock will not be automatically converted into shares of our Class A common stock at a certain specified time or otherwise.

Among other exceptions described in our certificate of incorporation, the McCarthy Investors are permitted to pledge shares of our Class B common stock that they hold from time to time without causing an automatic conversion to shares of our Class A common stock, as applicable, provided that any pledged shares are not transferred to or registered in the name of the pledgee.

Shares of our Class A common stock are not subject to any conversion right.

Other Provisions

Holders of our common stock have no preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our Board of Directors is authorized, subject to limitations prescribed by the DGCL and by our certificate of incorporation, to issue up to 50,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors has the discretion, subject to limitations prescribed by the DGCL and by our certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of our preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire or obtain control of Guild by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, which are summarized below, may discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with our Board of Directors. Guild believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

As a Delaware corporation, Guild is subject to Section 203 of the DGCL regarding corporate takeovers. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless:

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prior to the date of the transaction, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (i) shares owned by persons who are directors and also officers of the corporation and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

In this context, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of our Class A common stock held by our stockholders.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We have not elected to “opt out” of Section 203. However, subject to certain restrictions, we could subsequently elect to “opt out” of Section 203 by such an amendment to our certificate of incorporation or bylaws.

Classified Board

Our certificate of incorporation and bylaws provide that our Board of Directors is divided into three classes, as nearly equal in number as possible. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Under the classified board provisions, it may take two elections of directors for any individual or group to gain control of our Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Guild.

Removal of Directors

Our certificate of incorporation provides that until the McCarthy Investors beneficially own less than a majority of the combined voting power of our outstanding common stock, any director may be removed with or without cause by the affirmative vote of holders of at least a majority of the voting power of the then-outstanding shares of voting stock. After the McCarthy Investors cease to beneficially own a majority of the combined voting power of our outstanding common stock, our certificate of incorporation provides that our stockholders may remove our directors only for cause by an affirmative vote of holders of at least a majority of the voting power of the then-outstanding shares of voting stock.

Amendments to Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that it may be amended or altered in any manner provided by the DGCL. Our bylaws may be adopted, amended, altered or repealed by stockholders upon the approval of at least a majority of the voting power of all of the then-outstanding shares of stock entitled to vote at an election of directors. Additionally, our certificate of incorporation and bylaws provide that our bylaws may be adopted, amended, altered or repealed by the Board of Directors.

Size of Board and Vacancies

Our certificate of incorporation and our bylaws provide that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors and any vacancies on our Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, whether or not less than a quorum. Our certificate of incorporation and our bylaws provide that any director appointed to fill a vacancy on our Board of Directors will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which he or she been appointed expires and until such director’s successor shall have been duly elected and qualified.

Special Stockholder Meetings

Our bylaws provide that only the Chairman of the Board of Directors, the Chief Executive Officer or an officer at the request of a majority of the members of the Board of Directors pursuant to a resolution approved by the Board of the Directors may call special meetings of Guild stockholders, and stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent

Our certificate of incorporation provides that until the McCarthy Investors beneficially own less than a majority of the combined voting power of our outstanding common stock, stockholder action can be taken by written consent in lieu of a meeting. After the McCarthy Investors cease to beneficially own a majority of the combined voting power of our outstanding common stock, our certificate of incorporation expressly prohibits the right of our stockholders to act by written consent. From and after that point in time, stockholder action must take place at the annual or a special meeting of Guild stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, our bylaws require that candidates nominated by stockholders for election as a director disclose their qualifications and make certain representations, including that (i) they are not a party to any undisclosed voting commitment, any voting commitment that could interfere with their ability to fulfill their fiduciary duties as a director of Guild, should they be elected, or any undisclosed agreement pursuant to which they would receive compensation, reimbursement or indemnification in connection with their service as a director of Guild, (ii) they will be in compliance, should they be elected, with Guild’s corporate governance guidelines and Guild’s conflict of interest, confidentiality and stock ownership and trading policies and (iii) they will abide by the procedures for the election of directors in our bylaws.

No Cumulative Voting

The DGCL provides that stockholders will not have the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that our Board of Directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Guild through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Corporate Opportunities

Our certificate of incorporation provides that, to the fullest extent permitted by law, we have, on behalf of ourselves, our stockholders and any of our and their respective affiliates, renounced any interest or expectancy in, or in being notified of or offered an opportunity to participate in, any business opportunity that may be presented to our directors that are not our employees or to any of their affiliates, partners or other representatives, and that no such person has any duty to communicate or offer such business opportunity to us or any of our affiliates or stockholders or shall be liable to us or any of our affiliates or stockholders for breach of any duty, as a director or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or any of our affiliates or stockholders, unless, in the case of any such person who is a director of our Company, such business opportunity is expressly offered to such director solely in his or her capacity as a director of our Company.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Elimination of Liability of Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our certificate of incorporation includes such an exculpation provision. Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, our certificate of incorporation has no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our certificate of incorporation described above apply to an officer of Guild only if he or she is a director of Guild and is acting in his or her capacity as director, and do not apply to officers of Guild who are not directors.

Indemnification of Directors, Officers and Employees

Our bylaws require us to indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Guild, or is or was serving at the request of Guild as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Guild, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by such person in connection with such proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Guild and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We are authorized under our bylaws to purchase and maintain insurance to protect Guild and any current or former director, officer, employee or agent of Guild or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Guild would have the power to indemnify such person against such expense, liability or loss under the DGCL.

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements provide that we will indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement incurred in connection with defending, investigating or settling any threatened, pending or completed action, suit or proceeding related to the indemnitee’s service with the Company. Additionally, we have agreed to advance to the indemnitee expenses incurred in connection therewith.

The limitation of liability and indemnification provisions in these indemnification agreements and our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our Class A common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

Exclusive Forum

Our certificate of incorporation provides that, unless the Board of Directors otherwise determines, the state courts located within the State of Delaware or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Guild, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Guild to Guild or our stockholders, any action asserting a claim against Guild or any director or officer of Guild arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or any action asserting a claim against Guild or any director or officer of Guild governed by the internal affairs doctrine. Under our certificate of incorporation, to the fullest extent permitted by law, this exclusive forum provision applies to all actions asserting covered Delaware state law claims, including any other claims, such as federal securities law claims, that a stockholder chooses to bring in the same action, although stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This exclusive forum provision does not apply to actions that do not assert any covered Delaware state law claims, such as, for example, any action asserting solely federal securities law claims, and the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find this exclusive forum provision to be inapplicable or unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Guild by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “GHLD.”